Rule 424(b)(3)
                                         File Nos. 333-114270 and 333-114270-03

PRICING SUPPLEMENT NO. 7 DATED JUNE 8, 2005
     (To Prospectus Dated April 21, 2004 and Prospectus Supplement Dated February 7, 2005)

                                               COUNTRYWIDE FINANCIAL CORPORATION
                                                     Medium-Term Notes, Series A
                                      Due Nine Months or More From Date of Issue
                                          Payment of Principal, Premium, if any,
                            and Interest Fully and Unconditionally Guaranteed by
                                                    COUNTRYWIDE HOME LOANS, INC.
                                                           Fixed Rate Notes

Trade Date:                June 8, 2005                       Book Entry:    |X|
Public Offering Price:     99.805%                          Certificated:  |   |
Agent Discount:            .350%     Principal Amount:              $500,000,000
Purchase Price:            99.455%
Proceeds, before expenses, to Countrywide Home Loans:               $497,275,000
Original Issue Date:       June 13, 2005
Stated Maturity Date:      June 15, 2010  CUSIP:                       22238HAG5
Minimum Denomination:      $10,000        ISIN:                     US22238HAG56
Specified Currency:        U.S. Dollars   Common Code:                022237357
Interest Rate:             4.500%
     Interest Payment Dates: June 15 and December 15 of each year, beginning December 15, 2005
Record Dates:              June 1 and December 1

Redemption:                                               Repayment:
     Check box opposite applicable paragraph: Check box opposite applicable paragraph:
     |X| The Notes cannot be redeemed prior to maturity. |X| The Notes cannot be repaid prior to maturity.
     | | The Notes may be redeemed prior to maturity. | | The Notes may be repaid prior to maturity.



                                                     Joint Book-Running Managers


     Banc of America Securities LLC HSBC JPMorgan Lehman Brothers


                                                          Joint Lead Manager

                                              Countrywide Securities Corporation

     The Notes to which this Pricing Supplement relates will constitute unsecured and unsubordinated indebtedness of Countrywide Financial Corporation and will rank equally with other unsecured and unsubordinated indebtedness of Countrywide Financial Corporation. As of March 31, 2005, Countrywide Financial Corporation, on an unconsolidated basis, had no secured indebtedness outstanding, $630,002,000 aggregate principal amount of unsecured and unsubordinated indebtedness outstanding, which indebtedness ranked equally with the other unsecured and unsubordinated indebtedness of Countrywide Financial Corporation and will rank equally with the Notes to which this Pricing Supplement relates, and $235,913,000 of intercompany notes payable. As of that date, Countrywide Home Loans, Inc. had $15,635,132,000 aggregate principal amount of secured indebtedness outstanding, including $9,437,648,000 of intercompany borrowings, and $25,233,028,000 aggregate principal amount of unsecured and unsubordinated indebtedness outstanding, including $55,002,000 of intercompany borrowings, which indebtedness ranked equally with the other unsecured and unsubordinated indebtedness of Countrywide Home Loans, Inc. and will rank equally with the Guarantees to which this Pricing Supplement relates.

     In connection with the offering, Banc of America Securities LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. or their respective affiliates may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. In any jurisdiction where there can only be one stabilizing agent, J.P. Morgan Securities Inc. or its affiliates shall effect such transactions. This stabilizing, if commenced, may be discontinued at any time and will be carried out in compliance with the applicable laws, regulations and rules.




                                                         DESCRIPTION OF NOTES

     The following information supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the Countrywide Financial Corporation Medium-Term Notes, Series A, contained in the accompanying Prospectus Supplement and Prospectus.
Reopening

     Countrywide Financial Corporation may, without the consent of the holders of the Notes, reopen this issue of Notes and issue additional notes of the same series with substantially similar terms (except for the Public Offering Price and Original Issue Date and under some circumstances, the first interest payment date).

Form and Settlement

     The Notes will be represented by one or more global certificates in fully registered form. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Investors may elect to hold their beneficial interests in a global certificate through DTC, Clearstream Banking, societe anonyme, Luxembourg or Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in such systems, or indirectly through organizations that are participants in such system. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on DTC's books.


                                                             UNDERWRITING

     Subject to the terms of a Terms Agreement, dated June 8, 2005, among Countrywide Financial Corporation, Countrywide Home Loans, Inc., Banc of America Securities LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc. and Countrywide Securities Corporation (collectively, the "Agents"), Countrywide Financial Corporation has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amount of Notes set forth opposite their names below:

                                                               Principal Amount
                  Agents                                           of the Notes
                       ______                                __________________
         Banc of America Securities LLC                           $ 100,000,000
         HSBC Securities (USA) Inc.                                 100,000,000
         J.P. Morgan Securities Inc.                                100,000,000
         Lehman Brothers Inc.                                       100,000,000
         Countrywide Securities Corporation
                                                                    100,000,000
                                                                $   500,000,000

     Under the terms and conditions of the Terms Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.

     The Agents propose to offer the Notes initially at the public offering price set forth on the cover page of this Pricing Supplement and to certain dealers at such price less a concession not in excess of 0.200% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

     The Notes are a new issue of securities with no established trading market. Countrywide Financial Corporation has been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Certain of the Agents will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions those Agents conduct through the system. Such Agents will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     Countrywide Financial Corporation has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Agents may be required to make in respect of these liabilities, as described in the accompanying Prospectus Supplement dated February 7, 2005.

                                                          __________________


     You should rely only on the information contained or incorporated by reference in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. Countrywide Financial Corporation and Countrywide Home Loans, Inc. have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Countrywide Financial Corporation and Countrywide Home Loans, Inc. are not, and the Agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus is accurate as of the date on the front cover of this Pricing Supplement only. The business, financial condition, results of operations and prospects of Countrywide Financial Corporation and Countrywide Home Loans, Inc. may have changed since that date.